Exhibit 12

Jersey Central Power & Light Company

Consolidated Ratio of Earnings to Fixed Charges

	Jan. 1 - Nov. 6, 2001	Nov. 7 - Dec. 31, 2001	Year Ended December 31,				Six Months Ended June 30, 2006
			2002	2003	2004	2005
	Restated	Restated	Restated	Restated	Restated
			(in thousands, except ratios)
Earnings as Defined in Regulation S-K

Income before extraordinary items	$31,560	$29,525	$248,357	$64,277	$107,626	$182,986	$73,986
Interest and other charges, before reduction for amounts capitalized	96,836	17,116	101,647	96,290	86,111	85,519	45,585
Provision for income taxes	1,850	20,420	184,111	48,609	97,205	135,846	62,190
Interest element of rentals charged to income (a)	3,913	124	3,239	5,374	7,589	7,091	3,474

Earnings as defined	$134,159	$67,185	$537,354	$214,550	$298,531	$411,442	$185,235

Fixed Charges as Defined in Regulation S-K
Interest on long-term debt	$77,205	$14,234	$92,314	$87,681	$80,840	$74,929	$36,467
Other interest expense	10,536	1,277	(1,361)	3,262	5,271	10,590	9,118
Subsidiary’s preferred stock dividend requirements	9,095	1,605	10,694	5,347	—	—	—
Interest element of rentals charged to income (a)	3,913	124	3,239	5,374	7,589	7,091	3,474

Fixed Charges as defined	$100,749	$17,240	$104,886	$101,664	$93,700	$92,610	$49,059

Consolidated Ratio of Earnings to Fixed Charges	1.33	3.90	5.12	2.11	3.19	4.44	3.78

(a)	Includes the interest element of rentals calculated at 1/3 of rental expense as no readily defined interest element can be determined.